Exhibit (d)

RJ PRIVATE CREDIT INCOME FUND

MULTIPLE CLASS PLAN

AUGUST 26, 2025

WHEREAS, RJ Private Credit Income Fund (the “Fund”) is engaged in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Fund relies upon exemptive relief granted by the Securities and Exchange Commission to permit the Fund to offer multiple classes of shares (the “Exemptive Relief”); and

WHEREAS, pursuant to the Exemptive Relief, the Fund is subject to Rule 18f-3 (“Rule 18f-3”) under the 1940 Act, as if it were an open-end management investment company.

NOW, THEREFORE, the Fund hereby adopts this multiple class plan (the “Plan” or “Multiple Class Plan”) pursuant to Rule 18f-3.

The provisions of the Plan are:

A.	CLASSES OFFERED

The Fund may from time to time issue shares of one or more of the following classes: Class S and Class I. In addition, pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a Distribution and Service Plan (the “12b-1 Plan”) under which shares of certain classes are subject to a sales load and a distribution and shareholder servicing fee. A general description of the fees applicable to each class of shares is set forth below.

1.

Class S. Class S Shares are not subject to a sales load. Class S Shares are subject to a monthly distribution and shareholder servicing fee at the annual rate of 0.85% of the average daily net assets attributable to Class S Shares under the 12b-1 Plan. Class S Shares require a minimum initial investment of $25,000 and a minimum subsequent investment of $10,000.

2.

Class I. Class I Shares are not subject to a sales load. Class I Shares are not subject to a distribution or shareholder servicing fee under the 12b-1 Plan. Class I Shares require a minimum initial investment of $1,000,000 and a minimum subsequent investment of $10,000.

B.	EXPENSE ALLOCATIONS OF EACH CLASS

All expenses incurred by the Fund will be allocated among its classes of shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the 12b-1 Plan of that class (if any) and/or shareholder services fees attributable to a particular class (including transfer agency fees, if any).

Each class also may pay a different amount for the following expenses: (1) administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time); (2) transfer agent fees identified as being attributable to a specific class; (3) stationery, printing, postage, and delivery expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a specific class; (4) state blue sky and foreign registration/notification fees and/or expenses incurred by a specific class; (5) Securities and Exchange

Commission registration fees incurred by a specific class; (6) expenses of administrative personnel and services required to support the shareholders of a specific class; (7) Trustees’ fees or expenses incurred as a result of issues relating to a specific class; (8) accounting and consulting expenses relating solely to a specific class; (9) expenses of a registered independent public accounting firm relating solely to a specific class; (10) litigation and other legal expenses relating to a specific class; (11) any fees imposed pursuant to a non-Rule 12b-1 shareholder services plan that relate to a specific class; (12) expenses incurred in connection with shareholders meetings as a result of issues relating to a specific class; and (13) any additional expenses, not including any management fees, incentive fees, custodial fees or other expenses relating to the management of the Fund’s assets, if such expenses are actually incurred in a different amount by a specific class, or if the class receives services of a different kind or to a different degree than other classes, including reimbursement for any expense support provided to such class.

C.	WAIVERS AND REIMBURSEMENTS

Raymond James Investment Management Inc., the Fund’s investment manager, or Carillon Fund Distributors, Inc., the Fund’s distributor, may choose to waive or reimburse expenses of the Fund. Such waiver or reimbursement may be applicable to some or all of the classes of the Fund and may be in different amounts for one or more classes.

D.	INCOME, GAINS AND LOSSES

Income, realized capital gains and losses and unrealized appreciation and depreciation shall be allocated to each class based on relative net assets.

The Fund may allocate income, realized capital gains and losses and unrealized appreciation and depreciation to each share based on relative net assets, or as otherwise permitted by Rule 18f-3 under the 1940 Act.

E.	DIVIDENDS

Dividends paid by the Fund, with respect to its classes of shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time and will be in the same amount, except that any expenses relating to a class of shares will be borne exclusively by that class.

F.	EXCHANGE FEATURES

A class of shares of the Fund may be exchanged without payment of any exchange fee for another class of shares of the Fund at their respective net asset values, to the extent provided in the Fund’s prospectus.

G.	VOTING RIGHTS

Each class of shares of the Fund (i) has exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement for distribution and/or shareholder services, and (ii) votes separately as a class on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

H.	CLASS DESIGNATION

Subject to approval by the Board of Trustees, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

I.	ADDITIONAL INFORMATION

This Multiple Class Plan is qualified by and subject to the terms of the registration statements for the applicable classes of shares of the Funds, as amended from time to time; provided, however, that none of the terms of the classes set forth in any such registration statement shall be inconsistent with the terms of the classes contained in this Plan. The registration statement for the Class S and Class I shares of the Fund contains additional information about those classes and the Fund’s multiple class structure.

J.	EFFECTIVE DATE

This Plan is effective upon the date set forth above, provided that this Plan shall not become effective with respect to the Fund or a class of shares of the Fund unless first approved by a majority of the Trustees, including a majority of the Trustees who are not considered “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”). This Plan may be terminated or amended at any time with respect to the Fund or a class of shares thereof by a majority of the Independent Trustees.

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